A world-building organization.
The Future of Living, The Future of Design

NEIGHBR

Business Plan

2024

Contents

Executive Summary

Mission Statement:

To improve the human experience at scale.

NEIGHBR will lead the transformation of communities nationwide by developing fully sustainable 10-acre eco-villages, advancing climate change mitigation through innovative building patents, and streamlining developer and engineering design processes via artificial intelligence.

Vision:

To create a nationwide network of eco-villages that exemplify sustainable living, integrate cutting-edge technology in construction, and promote environmental stewardship through scalable and replicable models.

Values:

Faith, Social Responsibility, Sustainability, and Innovation

Business Objectives:

1. Develop 15+ eco-villages in diverse geographic regions over the next 5 years.
2. License key building patents to construction firms focused on sustainability.
3. Launch and distribute AI engineering design and developer software to major engineering firms and government agencies within 2 years.

Company Description

Company Name:

Neighbour Development Inc. DBA NEIGHBR

Business Structure:

C-Corporation

Location:

Atlanta, GA with future satellite offices in major cities for regional operations.

Key Personnel:

CEO - Corey M. Johnson, born and raised in Atlanta, GA, is a visionary and world-changer committed to the advancement of mankind, Corey dreamt of building cities and shaping the world as a kid playing with legos and later went on to graduate with a Civil Engineering degree from Georgia Tech. After exploring every phase of the infrastructure development process with top companies such as AECOM and the Georgia Department of Transportation, Corey began to envision the creation of NEIGHBR. Corey wakes up every day with the passion and purpose to create spaces that lead people to be all that God called them to be. Including physical structures, sustainability-driven investments, and wellness services, NEIGHBR is creating a more natural, love-filled world.

CFO - Kiara G. Johnson is a world-class business leader and brings a breadth of experience across multiple industries. A finance expert born and raised in Dallas, TX, Kiara graduated from the University of Miami with a degree in Finance and Management science. Kiara is a Certified Business Analysis Professional (CBAP®) and a Certified Metaverse Expert with a demonstrated history of developing analytics-driven strategic initiatives across North America, Europe, South America, Asia, and the Middle East with multi-billion-dollar companies like Procter & Gamble and Georgia Pacific. Kiara is motivated every day to fulfill Neighbor's vision and optimize resources to shape the world in a meaningful way.

Social Infrastructure Overview:

Social infrastructure can be broadly defined as the construction and maintenance of facilities that support social services or in this present context, spaces created that help us be and feel more human. While the underlying fabric of traditional infrastructure is targeted at roads, buildings, and bridges, social infrastructure goes one step further to focus on those spaces that keep people whole and prevent the degradation of society.

Business Model:

1. **Eco-Villages:**
   o Develop and manage sustainable 10-acre communities designed with renewable energy systems, waste management, and water conservation technologies.
   o Revenue generated from property sales, rentals, and community services.
2. **Licensing Building Patents:**
   o License patents for climate-resilient construction materials and methods to developers and construction firms.
   o Revenue from licensing fees, royalties, and strategic alliances.
3. **AI Engineering design and developer software**
   o Provide a software solution that automates design and planning processes for design engineering, optimized for sustainable infrastructure.
   o Revenue from software licensing, subscriptions, and customization services.

Market Analysis

Industry Overview:

The US infrastructure market is valued at $296 billion with 1,866 large-scale projects currently in development. Larger firms dominate the industry with the bulk of physical construction efforts taking place in the warmer months and design/permitting occurring in the colder months. Services are currently promoted and sold via community meetings with city officials and the pursuit of governmental contracts.

The real estate and construction sectors are increasingly adopting sustainable practices driven by consumer demand, regulatory requirements, and the global focus on climate change. The civil engineering industry is also evolving, with a growing emphasis on automation and efficiency.

The infrastructure industry is growing due in large part of the Bipartisan Infrastructure deal. Social infrastructure operates as a sub-section of the larger infrastructure industry and is gaining traction in the nationwide conversation as these types of projects include the areas of childcare, healthcare facilities, community centers, sustainable housing, and more priorities that are vital for people to positively interact with the economy. Also, as it relates to sustainable development, market trends currently in place are increasing awareness and demand for sustainable living options and growth in eco-tourism and sustainable travel.

Future technological trends involve the use of AI to help infrastructure designers drastically improve efficiency and improve decision-making. Policy shifts are also favoring public-private partnerships (PPP) in infrastructure development.

Target Market:

1. **Eco-Villages:**
    - Environmentally conscious individuals and families.
    - Government and non-profit organizations supporting sustainable housing.
    - Investors seeking ethical investment opportunities.
2. **Building Patents:**
    - Construction companies aiming to meet new sustainability standards.
    - Government agencies involved in public infrastructure projects.
    - NGOs and environmental organizations.
3. **AI Engineering Design and Developer Software**
    - Engineering firms, contractors, and everyday consumers interested in becoming a developers.
    - Municipal and state governments responsible for public works.
    - Educational institutions offering civil engineering programs.

Market Needs:

- Sustainable, resilient, and affordable housing solutions.
- Advanced building technologies that reduce carbon emissions and environmental impact.
- Efficient civil engineering processes to reduce project timelines and costs.

Competitor Analysis:

- **Eco-Villages:** Competing with traditional real estate developers and green community initiatives.
- **Building Patents:** Competing with other technology firms and research institutions developing sustainable materials.
- **Software:** Competing with existing AI Developer Software providers and construction tech startups.

Products and Services

Eco-Villages:

- Develop 10-acre fully sustainable communities with renewable energy, water management, and waste reduction systems.
- Amenities include community gardens, shared electric vehicle fleets, and eco-friendly public spaces.

Building Patents:

- Patented technologies for carbon-negative building materials, energy-efficient construction methods, and sustainable design practices.
- Licensing to construction firms, developers, and government bodies.

AI Engineering Design and Developer Software:

- A comprehensive software suite that automates civil engineering tasks such as site analysis, structural design, and infrastructure planning.
- Features include real-time environmental impact assessments, resource optimization, and compliance checks.

Marketing and Sales Strategy

Eco-Villages:

- **Marketing:** Utilize digital marketing, partnerships with environmental organizations, and participation in green building conferences.
- **Sales Strategy:** Direct sales through real estate agents specializing in sustainable properties, targeting both residential and institutional buyers.

Building Patents:

- **Marketing:** Focus on industry events, sustainability-focused publications, and collaborations with research institutions.
- **Sales Strategy:** Direct outreach to construction firms, developers, and government agencies; offering tiered licensing agreements based on project scale.

AI Engineering Design and Developer Software:

- **Marketing:** Online campaigns targeting engineering firms, government tenders, and educational institutions; offering free trials and demos.
- **Sales Strategy:** Subscription-based model with different tiers for small firms, large enterprises, and government contracts. Offer customization services for large-scale projects.

Operations Plan

Eco-Villages:

- **Development Timeline:** Each village will take approximately 12-18 months from land acquisition to full operation.
- **Construction:** Partner with sustainable construction firms and local contractors.
- **Operations:** Managed by a dedicated team for each village, with oversight from the central office.

Building Patents:

- **R&D:** Ongoing research in collaboration with universities and tech labs to continuously innovate.
- **Licensing:** Managed by an internal team specializing in intellectual property and contract negotiations.

AI Engineering Design and Developer Software:

- **Development:** Agile development with regular updates, driven by user feedback and market needs.
- **Support:** Customer service team providing technical support, training, and consulting services.

Management and Organization

Leadership Team & Staff:

- Experienced professionals with expertise in sustainable development, civil engineering, finance, and software development.

Financial Plan

Revenue Streams:

1. **Eco-Villages:** Revenue from property sales, rentals, and community services.
2. **Building Patents:** Licensing fees, royalties, and strategic partnerships.
3. **AI Developer Software:** Subscription fees, customization services, and government contracts.

Startup Costs:

- Land acquisition, R&D for patents, software development, marketing, legal, and operational setup.

Financial Projections:

- **Year 1:** Focus on R&D, land acquisition, and initial software development.
- **Year 1-2:** Launch first eco-village, license first patents, and release software to early adopters.
- **Year 2-5:** Scale operations, expand to additional regions, and achieve profitability by Year 3.

Funding Requirements:

- Initial capital raise of $1,250,000 through limited offers, crowdfunding, and strategic partnerships. Use of funds included in attachments.

Exit Strategy:

- Options include an IPO, acquisition by a larger real estate or technology company, or continued expansion as a privately-held enterprise.

See financial plan details including Use of Funds, Revenue Plan, and Expense Outlook in Attachments.

Risk Analysis

Key Risks:

1. Operational Risks
- **Project Delays and Cost Overruns**:
    - Infrastructure projects are susceptible to delays and cost overruns due to unforeseen conditions, regulatory changes, or supply chain issues.
- **Regulatory and Compliance Risks**:

- Changes in regulations or compliance requirements could impact project timelines, costs, or feasibility.
  - Risks associated with changes in laws and regulations that could impact AI development and deployment.
  - Risks related to meeting regulatory requirements for AI applications, including ethical considerations.
- **Construction and Technical Risks**:
  - Risks related to construction quality, technical failures, or design issues can affect project outcomes.

2. Financial Risks
- **Revenue and Profitability Risks**:
  - There may be risks related to revenue generation and profitability, influenced by market conditions or project performance.
- **Economic and Market Risks**:
  - Economic downturns, market fluctuations, or changes in demand for infrastructure projects could impact financial performance.

3. Legal and Compliance Risks
- **Litigation and Legal Challenges**:
  - The firm may face legal disputes or litigation that could result in financial liabilities or operational disruptions.
- **Supply Chain and Vendor Risks**:
  - Dependence on suppliers and vendors for materials and services poses risks related to supply chain disruptions.

Mitigation Strategies:

- Stay proactive in regulatory compliance by engaging with policymakers.
- Invest in continuous R&D and maintain flexibility in technology deployment.
- Diversify revenue streams and maintain a strong financial reserve.

Attachments

- Financial plan summary including Use of Funds, Revenue Plan, and Expense Outlook.

Appendix

Founder Personal Background

NEIGHBR's founder is Corey M. Johnson who brings a breadth of civil engineering and business experience. Corey possesses engineering, design, project management, estimating, and business development experience. His experience has directly served organizations such as AECOM, GDOT, Southern Company Gas, and most recently Aulick Engineering where he creates site design plans for airports, interstates, and residential projects. Corey additionally built and operated a great user case of social infrastructure – a wellness studio in Atlantic Station that provided wellness services including Pilates, barre, yoga, and tai chi to combat health and wellness issues in the community.

Corey is a product of Atlanta, Georgia where he attended Westlake High School and was a member of the Math & Science program. He went on to attend Georgia Tech where he received his Bachelor of Science degree in Civil Engineering and began his career with the #1 engineering design firm in the world AECOM as a civil engineer. At AECOM he assisted with stormwater studies and successful review of large-scale construction projects along the East Coast. It's this experience along with others that inspired Corey's passion for developing projects that directly benefit the public. Corey later used his skills to design and construct his own biophilic-designed wellness studio in Atlantic Station,

In 2022, Corey along with his wife created a 501(C)(3), the Kula Care Foundation, in direct response to those in the community most negatively impacted by health and wellness-related issues. Kula Care seeks to provide education as well as social infrastructure projects to those who need it most with the most recent project being that of a Community Wellness Day hosted in conjunction with the City of South Fulton. Those in attendance were taught how to start their own garden, how to build their very own tiny house, and participated in yoga and tai chi sessions to combat stress. The day concluded with the opening of the Kula Care Nature trail at Trammell Crow Park where residents can now regularly visit and connect with nature.

It's this type of work that brings excitement to NEIGHBR and showcases what can happen when there's a focus on social infrastructure in the community. The meaning of the name NEIGHBR comes from one of Corey's favorite verses, Mark 12:31. It remains crucial that we love our neighbor as we love ourselves and NEIGHBR fulfills that by creating spaces for people to live better lives.